

October 19, 2021

Paul Middleton
Chief Financial Officer
Plug Power, Inc.
968 Albany Shaker Road
Latham, NY 12110

>   **Re: Plug Power, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed May 14, 2021**
>   **Form 8-K filed November 9, 2020**
>   **File No. 001-34392**

Dear Mr. Middleton:

  We have reviewed your August 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

Form 8-K filed November 9, 2020

Exhibit 99.1, page 1

1. We note your response to comment 6. Based on the example provided, gross billings is $120 million, whereas, the total amount invoiced to customers is $130 million. The Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations, issued on January 30, 2020, states that non-GAAP financial measures exclude operating and other statistical measures. Based on your response, it is still unclear to us how your gross billings amount represents an operating or other statistical measure and not a non-GAAP "adjusted revenue" measure considering it is the amount of revenue recognized in the current year inclusive of the value of warrants. Please explain why a metric titled and described through disclosure as based on "the

invoice value" is not the $130 million in your example, and instead requires significant estimates and assumptions, including the allocation of revenue. In your response, address why the value of warrants is an operating "billings" measure and whether it is included or referenced in your invoices.

Form 10-K for the Fiscal Year Ended December 31, 2020
Restatement Background, page 3

2. We have read your response to comment 1. Please amend your filing to provide revised management's discussion and analysis disclosures for all restated periods, including the restated quarterly periods.

3. In your response to comment 2, you indicate that you monetize a portion of investment tax credits ("ITC's") through your sale-leaseback transactions. Please provide additional details regarding your accounting for the ITC monetization and the basis in GAAP for your policy, or point us to where in your filing this information is disclosed. In doing so, tell us whether ITC monetization is material to your financial statements and whether it represents a material portion of your contracts.

Internal Control Considerations,, page 4

4. We have read your response to comment 3. As the restatement impacted periods prior to the most recent fiscal year, it is unclear whether your prior conclusions on the effectiveness of internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DCP") for those restated fiscal years are still appropriate. If management has determined that a material weakness existed in those prior fiscal years in relation to the errors identified and therefore, both ICFR and DCP are ineffective for those years, please amend your filing to disclose this information. Refer to page 40 of SEC Release No. 34-55929.

Critical Accounting Estimates
Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page 61

5. You indicate in your response to comment 4 that your PPA arrangements are not accounted for as leases under ASC 842 since you have substantive substitution rights. Please tell us in further detail how you determined your PPAs met the conditions of ASC 842-10-15-10. In particular, given the nature of the assets, clarify how you benefit economically from the exercise of substitution rights. Additionally, describe to us the substitution provisions in your PPA contracts as well as your sale/leaseback contracts.

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Mark Rakip, Staff Accountant, at (202) 551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing